Mail Stop 3561

December 22, 2008

Via U.S. mail and facsimile

Andrew J. Kohut, President
Chesapeake Corporation
1021 East Cary street
Richmond, VA 23219

RE: Chesapeake Corporation
         Form 10-K for Fiscal Year Ended December 31, 2007
         Schedule 14A for April 23, 2008
         File No. 1-3203

Dear Mr. Kohut:

We have reviewed your filings and have the following comments. We ask you to comply with some of our comments in future Exchange Act reports.   If you disagree, we will consider your explanation as to why our comments are inapplicable or revisions are unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 30, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28
Liquidity and Capital Resources, page 35

1.   We note your paragraph that briefly discusses your liquidity and capital resources. In future filings, please provide enhanced disclosures of known trends, demands, commitments, events or uncertainties that are reasonably likely to result in

increasing or decreasing your liquidity and capital resources, as required by Item 303 (a)(1) and (2) of Regulation S-K. Please discuss the impact of failure to meet financial covenants, events of default on your debt and other significant events that affect your liquidity.

Critical Accounting Policies, page 41

2.   We note your use of a third-party valuation firm to determine the fair value of your reporting units in testing goodwill. We also note your use of independent actuaries to develop pension and postretirement benefit costs and credits from their valuation, and for developing pension assumptions with their assistance. In addition, we note on page 52 that banks provide you with fair value estimates for derivative instruments. Given your references to the use of such experts, please revise your disclosure in future Exchange Act filings to name each valuation expert and file the appropriate consents pursuant to Item 601 of Regulation S-K. As an alternative, you may delete all references to the use of outside valuation firms in future Exchange Act filings.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk, page 44

3.   We note your Risk Management disclosure on page 39. In future filings, please provide enhanced quantitative and qualitative disclosures about market risk, as required by Item 305 of Regulation S-K. This includes specific market risk disclosure for interest rate risk, foreign currency exchange rate risk, commodity price risk, counterparty risk, and other relevant market risks you may be subject to.

Note 9. Income Taxes, page 62

4.   We note that your December 30, 2007 balance sheet includes net current deferred income tax assets of $0.9 million and net non-current deferred income tax assets of $25.4 million. We also note on your page 62 table, that your net deferred tax assets are $15.0 million, after the valuation allowance of $47.0 million. In addition, we note that tax credit and net operating loss carryforward benefits increased from $34.7 million to $52.1 million from December 31, 2006 to December 30, 2007. Please provide us with the following information:

* The gross tax credits and net operating loss carryforwards by jurisdiction, the corresponding deferred tax asset, including any valuation allowance you have recorded for each, and when the credits and NOL carryforwards will expire
* An explanation of your basis for concluding that it is more likely than not your deferred tax assets are realizable
* A description of the nature of positive and negative evidence you considered in your determination and how that evidence was weighted

- Considering your sizable pre-tax losses in the past several years, tell us how you considered the guidance in paragraphs 20-25 of SFAS 109 in your accounting for the deferred tax valuation allowance for your tax credits and loss carryforwards
- In future filings, please disclose your tax credits and net operating loss carryforward benefits on separate line items within your deferred tax assets table.

Schedule 14A

Executive Compensation, page 11

Elements of Executive Compensation, page 12

Annual Incentive Program, page 13

5. We note the $0.36 EPS target disclosed on page 13. You also reference, however, "financial goals," "these goals," and "each goal" without quantifying what those other goals are. In future filings, please revise to disclose the other specific performance targets used to determine annual incentive amounts or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K.

Closing Comments

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please tell us how you will comply with future comments within this time period as well. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Archfield at (202) 551-3315 or Nasreen Mohammed at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 or Jim Lopez at (202) 551-3536 with other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services

cc: Andrew J. Kohut, President
    Facsimile to 804-697-1192